FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated February 25, 2025

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

The board of directors of Banco Santander, S.A. has resolved to submit to the 2025 Annual Shareholders’ Meeting, in application of the Bank’s current shareholder remuneration policy, the approval of the payment against 2024 results of a final gross cash dividend of €11 cents per share entitled to receive dividends. Subject to the approval of the 2025 Annual Shareholders’ Meeting, the dividend would be payable from 2 May 2025. Thus, the last day to trade shares with a right to receive the dividend would be 28 April, the ex-dividend date would be 29 April and the record date would be 30 April.

The 2025 Annual Shareholders’ Meeting will be called in the coming days to be held on 3 April 2025, on first call, or on 4 April 2025, on second call, with the agenda below. The meeting is expected to be held on second call.

Agenda for the 2025 AGM

1	Annual accounts and corporate management.

1 A Annual accounts and directors’ reports of Banco Santander, S.A. and of its consolidated group for 2024.

1 B Consolidated statement of non-financial information for 2024, which is part of the consolidated directors’ report.

1 C Corporate management for 2024.

2	Application of results obtained during 2024.

3	Board of Directors: appointment and re-election of directors.

3 A Setting of the number of directors.

3 B Re-election of Mr Luis Isasi Fernández de Bobadilla.

3 C Re-election of Mr Héctor Blas Grisi Checa.

3 D Re-election of Mr Glenn Hogan Hutchins.

3 E Re-election of Mrs Pamela Ann Walkden.

3 F Re-election of Ms Ana Botín-Sanz de Sautuola y O’Shea.

4	Re-election of the external auditor for financial year 2025.

5	Appointment of the verifier of sustainability information for financial year 2025.

6	Share capital.

6 A Reduction in share capital in the maximum amount of EUR 706,871,648, through the cancellation of a maximum of 1,413,743,296 own shares. Delegation of powers.

6 B Reduction in share capital in the maximum amount of EUR 757,624,616, through the cancellation of a maximum of 1,515,249,232 own shares. Delegation of powers.

7	Remuneration.

7 A Directors’ remuneration policy.

7 B Setting of the maximum amount of annual remuneration to be paid to all the directors in their capacity as such.

7 C Approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.

7 D Deferred Multiyear Objectives Variable Remuneration Plan.

7 E Application of the Group’s buyout regulations.

7 F Annual directors’ remuneration report (consultative vote).

8	Authorisation to the board and grant of powers for conversion into public instrument.

Boadilla del Monte (Madrid), 25 February 2025

IMPORTANT INFORMATION

Does Not Constitute an Offer of Securities

Neither this document nor the information contained herein constitutes an offer to sell or a solicitation of an offer to purchase securities.

Past Performance Is Not Indicative of Future Results

Statements regarding historical performance or growth rates are not intended to imply that future performance, stock price, or future results (including earnings per share) for a given period will necessarily match or exceed those of a previous period. Nothing in this document should be construed as a profit forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 25, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance